UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“Boston”), today announced the start of enrollment in the ARRIVE 2 registry program, which plans to enroll 5,000 patients at approximately 60 centers in the United States. The program is designed to collect and analyze "real-world" safety and clinical outcomes data from the TAXUS(TM) Express2(TM) paclitaxel-eluting coronary stent system in the treatment of patients with coronary artery disease. A registry program enlists clinicians to document the performance of a specific therapy for a particular disease or condition.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  October 27, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Wednesday, October 27, 2004

ANGIOTECH PARTNER ANNOUNCES  START OF ENROLLMENT IN ARRIVE 2

DRUG-ELUTING STENT REGISTRY

Post-approval TAXUS study involves 5,000 patients at up to 60 centers in the U.S.

Vancouver, BC , October 27, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“Boston”),  today announced the start of enrollment in the ARRIVE 2 registry program, which plans to enroll 5,000 patients at approximately 60 centers in the United States. The program is designed to collect and analyze "real-world" safety and clinical outcomes data from the TAXUS(TM) Express2(TM) paclitaxel-eluting coronary stent system in the treatment of patients with coronary artery disease. A registry program enlists clinicians to document the performance of a specific therapy for a particular disease or condition.

The registry's Co-Principal Investigators are David Cox, M.D., of Mid Carolina Cardiology in Charlotte and John Lasala, M.D., Ph.D., of Barnes- Jewish Hospital and Washington University School of Medicine in St. Louis.

Dr. Cox enrolled the first patient in the ARRIVE 2 registry yesterday. Other physicians are scheduled to enroll patients this week.

"ARRIVE 2 continues the real-world study of the TAXUS stent system in the U.S. and further demonstrates Boston Scientific's commitment to safety," said Dr. Cox. "By enrolling consecutive patients, we are able to see how the TAXUS stent performs in a wide-range of complex cases that represent more realistically what physicians face on a day-to-day basis."

ARRIVE 2 is the follow-on registry to ARRIVE, a peri-approval registry that has enrolled nearly 2,600 consecutive patients at 50 centers in the United States (a peri-approval registry includes patients who are enrolled before and after a product is approved). ARRIVE was the first TAXUS registry in the United States. Boston announced results at the Transcatheter Cardiovascular Therapeutics conference in September that showed ARRIVE demonstrated safety based on a site-reported 30-day cardiac event rate of 2.7 percent (70/2,582), including site-reported cardiac death, myocardial infarction and reintervention of the target vessel. The registry also reported a stent thrombosis rate of 1.3 percent (angiographically confirmed thrombotic events and all deaths less than 30 days without obvious cause) at 30 days. ARRIVE reported a 99 percent follow-up at 30 days.

Boston Scientific has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12